July 27, 2017

BY EDGAR

Christina Chalk

Senior Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vale S.A.
Schedule TO-I/A filed July 17, 2017
File No. 005-78221

Dear Ms. Chalk:

On behalf of our client Vale S.A. (“Vale” or the “Company”), we enclose herewith the Company’s responses to the comments raised by the staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated July 20, 2017 regarding Vale’s Schedule TO-I, as amended. The Schedule TO-I relates to an offer by the Company to (1) the holders of Preferred ADSs the opportunity to exchange their Preferred ADSs for American Depositary Shares, each of which represents one Common Share (the “Common ADSs”) at a ratio of 0.9342 Common ADSs for each Preferred ADS properly tendered, plus cash in lieu of any fractional Common ADS, and (2) the holders of its preferred class A shares, without par value (the “Preferred Shares”) including Preferred Shares represented by American Depositary Shares, each of which represents one Preferred Share (the “Preferred ADSs”) the opportunity to convert their Preferred Shares into its Common Shares, no par value (the “Common Shares”) at a ratio of 0.9342 Common Shares for each Preferred Share properly tendered, plus cash in lieu of any fractional Common Share, (the “Offer”).

For your convenience, we have reproduced below in bold the Staff’s comment and have provided the Company’s response immediately below the comment.

Offer to Convert

1.              Refer to comment 1 in our prior comment letter dated July 13, 2017 and your response by letter dated July 17, 2017. Please supplementally analyze how the common shares to be issued in exchange for Vale’s outstanding preferred shares have “substantially the same rights” as the preferred shares for which they are being exchanged. See Rule 13e-3(g)(2)(i). Your existing response addresses only a comparison of the voting rights associated with the two classes of securities, without analyzing any other rights associated with the preferred shares.

As described in the Company’s response letter dated July 17, 2017, the Company believes that the first condition for the exception under Rule 13e-3(g)(2) is satisfied because the Company is offering common stock in exchange for its Preferred Shares.

Supplementally, the Common Shares have “substantially the same rights” as the Preferred Shares. We understand that this standard under Rule 13e-3(g) is met where the rights of a new equity security are “equivalent or enhanced”.(1)  As to voting rights, the Common Shares have superior rights, which are described in our July 17 letter.  The other rights of the Common Shares are also substantially equivalent, as discussed below.

•                  Dividends.  Neither Preferred Shares nor Common Shares are entitled to fixed dividends.  The Company is required under Brazilian law and its bylaws to distribute a mandatory dividend in an annual aggregate amount equal to not less than 25% of the distributable amount, unless the board of directors advises the Company’s shareholders at a general shareholders’ meeting that payment of the mandatory dividend for the preceding year is inadvisable in light of the Company’s financial condition.  Holders of Preferred Shares are entitled to a minimum annual non-cumulative preferential dividend equal to (i) at least 3% of the book value per share, or (ii) 6% of their pro rata share of Vale’s paid-in capital, whichever is higher.  To the extent that Vale declares dividends in any year that exceed the preferential dividend, and after holders of Common Shares have received distributions equivalent, on a per share basis, to the preferential dividend on Preferred Shares, holders of Common Shares and Preferred Shares receive the same additional dividend amount per share.  This preferential dividend has not historically had any impact on dividends per share because, since its privatization in 1997, the Company has paid the same amount of dividends to holders of Common Shares and holders of Preferred Shares in every fiscal year.

•                  Redemption.  Neither the Preferred Shares nor the Common Shares are redeemable except that a dissenting holder of either Preferred Shares or Common Shares has the right

(1)  Rule 13e-3 Adopting Release, Exchange Act Release No. 16075 (August 2, 1979).

under Brazilian corporate law to obtain redemption under certain circumstances described in Vale’s annual report on Form 20-F.

•                  Liquidation.  The Preferred Shares do not have any preference upon liquidation of the Company.

•                  Pre-emptive rights.  Holders of Preferred Shares and Common Shares have the same preemptive right to subscribe for shares in any capital increase, in proportion to the number of shares held.

•                  Tag-along rights and mandatory tender.  Holders of Preferred Shares do not have tagalong rights or the right to a mandatory tender offer in case of a disposition or acquisition of a controlling stake in Vale.  Upon consummation of the Transaction (as defined in the Schedule TO-I) of which the Offer is a part, Vale’s bylaws will be amended to provide holders of Common Shares with tag along rights (i) in case of a disposition of control of Vale, with the right to the same price and the same conditions offered to the selling controlling shareholder, and (ii) in case any shareholder acquires or becomes the owner of 25% or more of all Common Shares or of the total capital stock of Vale.  In this way, the Common Shares for which Preferred Shares are being exchanged have rights that are more favorable than the Preferred Shares.

We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please contact me at (212) 225-2414.

Very truly yours,

/s/ Nicolas Grabar
Nicolas Grabar

cc:                                Luciano Siani Pires, Vale S.A.